Sun Life Financial Inc. announces intention to redeem
Series A Senior Unsecured 4.80%
Fixed/Floating debentures due 2035

TORONTO, ON – (October 8, 2015) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem all of the outstanding $600 million principal amount of Series A Senior Unsecured 4.80% Fixed/Floating debentures due 2035 (the "Debentures") in accordance with the redemption terms attached to the Debentures.

The Debentures are redeemable at Sun Life Financial Inc.'s option on November 23, 2015 (the "Redemption Date") at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the Redemption Date. Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

After the Debentures are redeemed, interest will cease to accrue from and after the Redemption Date and holders of Debentures will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2015, the Sun Life Financial group of companies had total assets under management of $808 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Greg Dilworth
Vice-President	Vice-President
Corporate Communications	Investor Relations
T. 416-979-4086	T. 416-979-6230
frank.switzer@sunlife.com	investor.relations@sunlife.com